EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Six Months Ended	Year Ended December 31,
	Successor - Consolidated				Predecessor - Combined
	6/30/2011	2010	2009	2008	2007	2006
Earnings (loss) before tax	(32,824)	(17,811)	(54,475)	32,827	44,277	32,273
Fixed charges (per below)	19,691	32,906	30,734	27,465	8,879	5,766

Total earnings (loss) (1)	(13,133)	15,095	(23,741)	60,292	53,156	38,039

Fixed charges
Estimated interest component of rent expense	5,933	5,633	3,800	1,667	529	692
Interest expense, including amortization of issuance costs	13,758	27,273	26,934	25,798	8,350	5,074

Total fixed charges	19,691	32,906	30,734	27,465	8,879	5,766

Ratio of earnings to fixed charges (2)	-	-	-	2.2	6.0	6.6

(1) As defined in Item 503 (d) of SEC Regulation S-K.

(2) Earnings were inadequate to cover fixed charges for the six months ended June 30, 2011 and the years ended December 31, 2010 and 2009 by $32.8 million, $17.8 million and $54.5 million, respectively.